SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Proofpoint, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743424103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 743424103	13G

1.	Names of Reporting Persons MDV VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 3,547,334 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 3,547,334 Shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,547,334 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by MDV VII, L.P. (“MDV”), Seventh MDV Partners, L.L.C. (“Seventh”), Nancy Schoendorf, and Jonathan Feiber (collectively, the “Fund Entities”). The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares directly held by MDV. Jonathan Feiber, a director of the Issuer, and Nancy Schoendorf are managing members of Seventh, the general partner of MDV. Each of Jonathan Feiber, Nancy Schoendorf, and Seventh may be deemed to share voting and dispositive power over the shares held by MDV. Mr. Feiber, Ms. Schoendorf, and Seventh disclaim beneficial ownership of the shares held by MDV except to the extent of any pecuniary interest therein.
(3)	This percentage is calculated based on 31,887,245 shares of the Issuer’s stock outstanding (as of 9/30/12), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/02/12.

CUSIP No. 743424103	13G

1.	Names of Reporting Persons Seventh MDV Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 3,547,334 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 3,547,334 Shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,547,334 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by MDV VII, L.P. (“MDV”), Seventh MDV Partners, L.L.C. (“Seventh”), Nancy Schoendorf, and Jonathan Feiber (collectively, the “Fund Entities”). The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares directly held by MDV. Jonathan Feiber, a director of the Issuer, and Nancy Schoendorf are managing members of Seventh, the general partner of MDV. Each of Jonathan Feiber, Nancy Schoendorf, and Seventh may be deemed to share voting and dispositive power over the shares held by MDV. Mr. Feiber, Ms. Schoendorf, and Seventh disclaim beneficial ownership of the shares held by MDV except to the extent of any pecuniary interest therein.
(3)	This percentage is calculated based on 31,887,245 shares of the Issuer’s stock outstanding (as of 9/30/12), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/02/12.

CUSIP No. 743424103	13G

1.	Names of Reporting Persons Nancy Schoendorf
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 3,547,334 Shares of Common Stock (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 3,547,334 Shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,547,334 Shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by MDV VII, L.P. (“MDV”), Seventh MDV Partners, L.L.C. (“Seventh”), Nancy Schoendorf, and Jonathan Feiber (collectively, the “Fund Entities”). The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares directly held by MDV. Jonathan Feiber, a director of the Issuer, and Nancy Schoendorf are managing members of Seventh, the general partner of MDV. Each of Jonathan Feiber, Nancy Schoendorf, and Seventh may be deemed to share voting and dispositive power over the shares held by MDV. Mr. Feiber, Ms. Schoendorf, and Seventh disclaim beneficial ownership of the shares held by MDV except to the extent of any pecuniary interest therein.
(3)	This percentage is calculated based on 31,887,245 shares of the Issuer’s stock outstanding (as of 9/30/12), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/02/12.

CUSIP No. 743424103	13G

1.	Names of Reporting Persons Jonathan Feiber
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,865 Shares of Common Stock (2)
	6.	Shared Voting Power 3,547,334 Shares of Common Stock (3)
	7.	Sole Dispositive Power 16,865 Shares of Common Stock (2)
	8.	Shared Dispositive Power 3,547,334 Shares of Common Stock (3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,564,199 Shares of Common Stock (2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.2% (4)
12.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by MDV VII, L.P. (“MDV”), Seventh MDV Partners, L.L.C. (“Seventh”), Nancy Schoendorf, and Jonathan Feiber (collectively, the “Fund Entities”). The Fund Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents 16,865 shares of common stock issuable pursuant to fully vested options, which include (i) option to purchase 12,500 shares of common stock granted on 10/28/10, and (ii) option to purchase 4,365 shares of common stock granted on 08/09/12.
(3)	3,547,334 shares directly held by MDV. Jonathan Feiber, a director of the Issuer, and Nancy Schoendorf are managing members of Seventh, the general partner of MDV. Each of Jonathan Feiber, Nancy Schoendorf, and Seventh may be deemed to share voting and dispositive power over the shares held by MDV. Mr. Feiber, Ms. Schoendorf, and Seventh disclaim beneficial ownership of the shares held by MDV except to the extent of any pecuniary interest therein.
(4)	This percentage is calculated based on 31,887,245 shares of the Issuer’s stock outstanding (as of 9/30/12), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/02/12.

Introductory Note: This Statement on Schedule 13G is filed on behalf of 1) MDV VII, L.P. (“MDV”), a limited partnership organized under the laws of the State of Delaware; 2) Seventh MDV Partners, L.L.C. (“Seventh”), a limited liability company organized under the laws of the State of Delaware and the General Partner of MDV; 3) Nancy Schoendorf, a managing member of Seventh; and 4) Jonathan Feiber, a director of the Issuer and a managing member of Seventh; in respect of shares of Common Stock of Proofpoint, Inc.

Item 1(a).	Name of Issuer: Proofpoint, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 892 Ross Drive, Sunnyvale, CA 94089
Item 2(a).	Name of Person Filing: MDV VII, L.P. Seventh MDV Partners, L.L.C. Nancy Schoendorf Jonathan Feiber
Item 2(b).	Address of Principal Business Office or, if none, Residence: 3000 Sand Hill Road, Bldg. 3, Suite 290, Menlo Park, CA 94025
Item 2(c).	Citizenship: All entities were organized in Delaware. The individuals are all United States citizens.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 743424103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
MDV VII, L.P.	3,547,334	0	3,547,334	0	3,547,334	3,547,334	11.1%
Seventh MDV Partners, L.L.C. (1)	0	0	3,547,334	0	3,547,334	3,547,334	11.1%
Nancy Schoendorf (1)	0	0	3,547,334	0	3,547,334	3,547,334	11.1%
Jonathan Feiber (1)	16,865	16,865	3,547,334	16,865	3,547,334	3,564,199	11.2%

(1)	Seventh MDV Partners, L.L.C. serves as the general partner of MDV VII, L.P. and owns no securities of the Issuer directly. Nancy Schoendorf and Jonathan Feiber serve as managing members of Seventh MDV Partners, L.L.C. Nancy Schoendorf owns no securities of the Issuer directly. Jonathan Feiber, a director of the Issuer, directly owns only 16,865 shares of the Issuer’s common stock issuable pursuant to fully vested options.
(2)	This percentage is calculated based on 31,887,245 shares of the Issuer’s stock outstanding (as of 9/30/12), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on 11/02/12.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

MDV VII, L.P.			SEVENTH MDV PARTNERS, L.L.C.

By:	Seventh MDV Partners, L.L.C.,		By:	/s/ Jonathan Feiber
	its General Partner			Name:	Jonathan Feiber
				Title:	Managing Member
By:	/s/ Jonathan Feiber
	Name:	Jonathan Feiber
	Title:	Managing Member

	/s/ Jonathan Feiber		/s/ Nancy Schoendorf
	Jonathan Feiber			Nancy Schoendorf

EXHIBITS

A:	Joint Filing Agreement